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                                  EXHIBIT 8.5.
                                  ------------

MORGAN BEAUMONT TO ACQUIRE FINANCIAL SERVICES INTERNATIONAL
Wednesday, May 11, 2005 09:02 AM US Eastern Timezone

SARASOTA, FLORIDA - MAY 11, 2005 - Morgan Beaumont, Inc. (OTC BB: MBEU), a premier technology solution provider to the Stored Value and Debit Card market and owner of the SIRE Network (TM), today announced it has signed a Letter of Intent to acquire Financial Services International, Inc. ("FSI"), located in Covington, Kentucky, for approximately $600,000 in cash and stock. Closing of the acquisition is contingent upon successful completion of an audit of FSI financial statements as well as Morgan Beaumont's board of director's approval. Additional terms were not disclosed at this time.

Cliff Wildes, CEO of Morgan Beaumont, stated, "We are pleased to announce that a well positioned firm in our industry has chosen to join Morgan Beaumont's mission and vision to become the premier provider of Stored Value and Debit Card Solutions utilizing our SIRE Network across the US. FSI is and exciting transaction based upon the quality of management we gain as well, as the quality of relationships and programs that complement our growth.

Operationally, FSI has projected revenues of over $2 million under its current contacts with HUD, Applebees, banks and other employers over the next 12 months. We will now have included in our product offerings FSI's numerous new payroll programs, bank agent and government programs, as well as relationships with additional processors and three new issuing banks.

Randy Barker, CEO of FSI, added, "Teaming with Morgan Beaumont is a perfect fit for both firms. FSI brings experience in payroll and governmental programs along with revenue, backlog and approved bank programs. Morgan Beaumont has engineers, technologies, different banks, different programs, different customers and most importantly, the SIRE Network, truly an industry leading system to load value on cards nationwide."

Morgan Beaumont, Inc. is a Technology Solutions Company located in Sarasota, Florida. The company is one of the premier providers of Stored Value and Debit Card Solutions in the United States. The company has developed POS and PC based software that connects merchants with multiple Stored Value Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. Morgan Beaumont is a MasterCard Third Party Processor (TPP). The company owns and operates the SIRE Network, a national network of Stored Value and Debit Card load stations located throughout the United States. To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.